Exhibit 6.6

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) has an effective date of April 1, 2019 (the “Effective Date”) by and between Tom Wood (the “Employee”) and RemSleep Holdings, Inc. (the “Company”).

WHEREAS, the Company desires to hire the Employee and the Employee wishes to accept employment with the Company and the Employee desire to enter into this Agreement to memorialize the terms and conditions of the Employee’s employment with the Company.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and representations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article I. Employment; Responsibilities; Compensation

Section 1.01 Employment. The Company hereby agrees to employ Employee and Employee hereby agrees to be employed by the Company as its Chief Executive Officer for the period commencing as of the Effective Date and ending on the first anniversary of the Effective Date (“Term”), April 2, 2020.

Section 1.02 Responsibilities; Loyalty.

(a) Subject to the terms of this Agreement, Employee is employed as the Chief Executive Officer of the Company and shall perform the functions and responsibilities customary of that position.

(b) Employee understands that this is a full-time position and therefore agrees to devote the whole of Employee’s professional time, in no event less than forty (40) hours each week, attention and energies to the performance of Employee’s work. This is an exempt position and therefore the Employee is not entitled to overtime. Employee agrees to comply with all policies of the Company, if any, in effect from time to time, and to comply with all laws, rules and regulations, including those applicable to the Company.

Section 1.03 Compensation. As consideration for the services and covenants described in this Agreement, the Company agrees to compensate Employee in the following manner:

(a) The Company will pay Employee an annualized base salary of $4,000 per month during the Term (“Base Salary”), payable bi-weekly or weekly.

Section 1.03 Business Expenses. The Company shall reimburse Employee for all business expenses that are reasonable and necessary and incurred by Employee while performing his duties under this Agreement, upon presentation of expense statements, receipts and/or vouchers or such other information and documentation as the Company may reasonably require.

Article III. Termination

Section 3.01 Termination of Employment.

(a) Employee’s employment with the Company shall be terminated (i) immediately upon the death of Employee without further action by the Company, (ii) upon Employee’s Permanent Disability without further action by the Company, (iii) by the Company or the employee pursuant to the Company’s bylaws, the consummation of (A) a merger or consolidation of the Company; (B) a sale or other disposition of all or substantially all of the assets of the Company, or (C) a liquidation or dissolution of the Company.

Article IV. Miscellaneous

Section 4.01 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight delivery service, or electronic mail, or facsimile transmission.

Section 4.02 Severability and Reformation. If any one or more of the terms, provisions, covenants or restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect, and the invalid, void or unenforceable provisions shall be deemed severable. Moreover, if any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be reformed by limiting and reducing it to the minimum extent necessary, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

Section 4.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the heirs and legal representatives of Employee and the permitted assigns and successors of the Company, but neither this Agreement nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by Employee (except by will or by operation of the Jaws of intestate succession) or by the Company, except that the Company may assign this Agreement to any successor (whether by merger, purchase or otherwise), if such successor expressly agrees to assume the obligations of the Company hereunder.

Section 4.04 Amendment. This Agreement may be amended only by writing signed by Employee and by the Company.

Section 4.05 Governing Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of the state of Nevada, without reference to rules relating to conflicts of law.

Section 4.06 Jurisdiction. Each of the parties hereto hereby irrevocably consents and submits to the exclusive jurisdiction of the state and federal courts located in New York in connection with any proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and waives any objection to venue in New York.

Section 4.07 Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes in all respects any prior or other agreement or understanding, written or oral, between the Company or any affiliate of the Company and Employee with respect to such subject matter, including the Employment Agreement.

Section 4.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original.

Section 4.09 Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed in accordance to its fair meaning and not strictly for or against the Company or Employee. The words “include,” “includes,” and “including” will be deemed to be followed by ‘‘without limitation.”

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above:

Company:

REMSLEEP HOLDINGS, INC.

By:	/s/ Tom Wood
Tom Wood, CEO

Employee:

/s/ Tom Wood
Tom Wood

 3